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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A

Amendment No. 5

GENERAL FORM FOR REGISTRATION OF SECURITIES

FOR SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

TIMBERLINE RESOURCES CORPORATION

(Name of Small Business Issuer in its Charter)

Idaho	000-51549	82-0291227
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

36 West 16th Avenue Spokane, Washington	99203
(Address of principal executive offices)	(Zip Code)

Issuer’s Telephone Number: (509) 747-5225

Copies of Communications to:

Thomas E. Boccieri, Attorney at Law

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

Telephone: 201-983-2024

Fax: 201-265-6069

Securities to be registered under Section 12(b) of the Act:

Title of each class

Name of each exchange on which

to be so registered

each class is to be registered

N/A

N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of Class)

SEC 2336  (5-06)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE

This amendment has been filed to update the audit report.

PART F/S

TIMBERLINE RESOURCES CORPORATION

(An Exploration Stage Company)

AUDITED FINANCIAL STATEMENTS

For the years ended September 30, 2005 and 2004

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

Board of Directors
Timberline Resources Corporation
Spokane, Washington

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Timberline Resources Corporation (an Idaho corporation and exploration stage company) as of September 30, 2005 and 2004, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timberline Resources Corporation as of September 30, 2005 and 2004 and the results of its operations, stockholders' equity (deficit) and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no revenues, limited resources and a large accumulated deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 13 to the financial statements, an error resulting in an understatement of previously reported net losses concerning the recognition of lease income and change in the fair value of derivatives as of September 30, 2005, was discovered by management of the Company during February and March 2006. Accordingly, adjustments have been made to the accompanying financial statements as of September 30, 2005 to correct these errors in which net losses have been increased by $64,029.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
December 5, 2005, except for Note 13, which is dated April 26, 2006

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
BALANCE SHEETS
	September 30,
	2005	September 30,
	(Restated)	2004
ASSETS
CURRENT ASSETS
Cash	$174,270	$111,155

PROPERTY AND EQUIPMENT
Equipment, net of depreciation	457	586

TOTAL ASSETS	$174,727	$111,741

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$38,896	$35,233
Related party payables	16,454	8,677
Notes payable - related party, net	-	65,000
Accrued interest	-	1,922
Deferred lease income	56,302	-
TOTAL CURRENT LIABILITIES	111,652	110,832

LONG-TERM LIABILITIES
Convertible notes payable - related party, net	23,004	-
Derivative from convertible debt	112,085	-
TOTAL LONG-TERM LIABILITIES	135,809	-

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.01 par value; 10,000,000 shares
authorized, none issued and outstanding	-	-
Common stock, $0.001 par value; 100,000,000 shares
authorized, 7,266,125 and 5,783,125 shares issued
and outstanding, respectively	7,266	5,783
Additional paid-in capital	2,984,217	2,527,650
Accumulated deficit prior to exploration stage	(2,015,258)	(2,015,258)
Accumulated deficit during exploration stage	(1,048,239	(517,266)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(72,014)	909
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)	$174,727	$111,741

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
			Period from
			January 15, 2004
			(Inception of
	Year Ended		Exploration Stage)
	September 30,	September 30,	to
	2005	2004	September 30, 2005
	(Restated)		(Restated)

REVENUES	$-	$-	$-
GENERAL AND ADMINISTRATIVE EXPENSES
Mineral exploration expenses	389,321	364,320	753,641
Other general and administrative expenses	160,741	151,024	311,765
TOTAL EXPENSES	550,062	515,344	1,065,406

LOSS FROM OPERATIONS	(550,062)	(515,344)	(1,065,406

OTHER INCOME (EXPENSE)
Lease income	30,966	-	30,966
Change in fair value of derivatives	(9,395)	-	(9,395)
Amortization of discount on note payable	(694)	-	(694))
Interest expense	(1,788)	(1,922)	(3,710)
TOTAL OTHER INCOME (EXPENSE)	19,089	(1,922)	17,167

LOSS BEFORE TAXES	(530,973)	(517,266)	(1,048,239)

INCOME TAX EXPENSE	-	-	-
NET LOSS	$(530,973)	$(517,266)	$(1,048,239)

NET LOSS PER COMMON SHARE,
BASIC AND DILUTED	$(0.08)	$(0.11)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING,
BASIC AND DILUTED	6,403,919	4,842,292

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
				Accumulated	Deficit
				Deficit	Accumulated
			Additional	Prior to	During	Total
	Common Stock		Paid-in	Exploration	Exploration	Stockholders'
	Shares	Amount	Capital	Stage	Stage	Equity
Balance, September 30, 2003	4,253,000	$4,253	$2,011,680	$(2,015,258)	$-	$675

Fractional shares issued in stock split	17,625	17	(17)	-	-	-

Shares issued for services at
$0.24 per share	600,000	600	143,400	-	-	144,000

Sale of units in private placement at
$0.40 per unit	892,500	893	356,107	-	-	357,000

Shares issued for mineral lease agreements	20,000	20	16,480	-	-	16,500

Net loss for the year ended,
September 30, 2004	-	-	-	-	(517,266)	(517,266)
Balance, September 30, 2004	5,783,125	5,783	2,527,650	(2,015,258)	(517,266)	909
Warrants exercised, net of commissions of
$21,700	555,000	555	199,745	-	-	200,300

Common stock issued for mining property
leases	78,000	78	35,322	-	-	35,400

Common stock and warrants issued for
cash at $0.20 per share	500,000	500	99,500	-	-	100,000

Common stock issued for
cash at $0.25 per share	350,000	350	87,150	-	-	87,500

Vested portion of stock options granted	-	-	34,850	-	-	34,850

Net loss for the year ended,
September 30, 2005 (restated)	-	-	-	-	(530,973)	(530,793)
Balance, September 30, 2005 (restated)	7,266,125	$7,266	$2,984,217	$(2,015,258)	$(1,048,239)	$(72,014)

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
			Period from
			January 15, 2004
			(Inception of
	Year Ended		Exploration Stage)
	September 30,	September 30,	to
	2005	2004	September 30, 2005
	(Restated)		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(530,973)	$(517,266)	$(1,048,239)
Adjustments to reconcile net loss to net cash
provided (used) by operating activities:
Depreciation	129	57	186
Amortization of discount on note payable	694	-	694
Change in fair value of derivatives	9,395	-	9,395
Common stock issued for services	-	144,000	144,000
Common stock issued for mineral agreement and leases	35,400	16,500	51,900
Stock options granted for consulting	34,850	-	34,850
Non-cash lease income	(65,000)	-	(65,000)
Changes in assets and liabilities:
Accounts payable	3,664	35,233	38,897
Related party payable	7,777	8,677	16,454
Accrued interest, notes payable	(1,922)	1,922	-
Deferred lease income	56,302	-	56,302
Net cash used by operating activities	(449,685)	(310,877)	(760,562)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of equipment	-	(643)	(643)
Net cash used by investing activities	-	(643)	(643)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from related party notes payable	125,000	65,000	190,000
Proceeds from private placement	387,800	357,000	744,800
Net cash provided by financing activities	512,800	422,000	934,800

Net increase in cash and cash equivalents	63,115	110,480	173,595

Cash at beginning of period	111,155	675	675
Cash at end of period	$174,270	$111,155	$174,270

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income taxes paid	$-	$-	$-
Interest paid	$-	$-	-

NON-CASH FINANCING AND INVESTING ACTIVITIES:

Common stock issued for services	$-	$144,000	$144,000
Common stock issued for mineral agreement	$35,400	$16,500	$51,900
Note payable paid by lease transfer	$65,000	$-	$65,000
Stock options issued for consulting	$34,850	$-	$34,850

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Timberline Resources Corporation (hereinafter “Timberline” or “the Company”) was incorporated in August of 1968 under the laws of the State of Idaho as Silver Crystal Mines, Inc., for the purpose of exploring for precious metal deposits and advancing them to production. Silver Crystal Mines operated and produced ore from the Silver Crystal (Ione) and Bear Top Mines in the Summit Mining District east of Murray, Idaho during the late 1960’s and into the 1980’s.  During the 1990’s, the Company entered a period of dormancy, which lasted until the change of control in January 2004.  Effective February 2004, the Company’s name was changed to Timberline Resources Corporation. The Company’s fiscal year-end is September 30.

On January 15, 2004, at the same time as the change in control, the Company entered a new exploration stage coinciding with the acquisition of new mining properties.  Upon entering the new exploration stage, the Company did not continue owning or developing any properties it owned previously, nor has the Company re-acquired any previously owned properties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, “Accounting Changes  and Error  Corrections,” (hereinafter “SFAS No. 154”) which replaces Accounting  Principles Board Opinion No. 20, “Accounting  Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28”.  SFAS No. 154 provides guidance on accounting for and reporting changes in accounting principle and error corrections.  SFAS No. 154 requires that changes in accounting principle be applied retrospectively to prior period financial statements and is effective for fiscal years beginning after December 15, 2005.  The Company does not expect SFAS No. 154 to have a material impact on its consolidated financial position, results of operations, or cash flows.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.153, “Exchanges of Nonmonetary Assets – an Amendment of APB Opinion No. 29”, (hereinafter “SFAS No. 153”).  This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, “Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67” (hereinafter “SFAS No. 152”), which amends FASB Statement No. 66, “Accounting for Sales of Real Estate”, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions”(hereinafter “SOP 04-2”).  This statement also amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.  This statement is effective for financial statements for fiscal years beginning after June 15, 2005.  Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs— an amendment of ARB No. 43, Chapter 4” (hereinafter “SFAS No. 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges and by  requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations.

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (hereinafter “SFAS No. 123 (R)”). This statement replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123 (R) establishes standards for the accounting for share-based payment transactions in which an entity exchanges its equity instruments for goods or services.  It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based award, share appreciation rights and employee share purchase plans. SFAS No. 123 (R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date ( with limited exceptions). That cost will be recognized in the entity’s financial statements over the period during which the employee is required to provide services in exchange for the award. Management has elected to value all share based under SFAS No. 123 prior to the adoption of SFAS No. 123(R), and management expects no significant effect from the adoption of SFAS No. 123(R).

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Derivative Instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (hereinafter “SFAS No. 133”), “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, the last of which is effective September 30, 2003. These statements establish and clarify accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

During August 2005, the Company entered into a convertible debt agreement for $125,000.  The terms of the agreement allow the Company, at the end of the loan term, to convert the loan into shares of common stock at $0.25 per share or the market price, whichever is less or to repay the loan in cash.  Following SFAS No. 133, the Company recognizes that the convertible debt is a hybrid instrument, which includes an embedded derivative.  The derivative component is being accounted for as a common stock option for purposes of valuation and a liability on the financial statements because of contract terms as to rights of repayment.  See Note 6.

The convertible debt gives rise to an embedded derivative which is accounted for as a liability in accordance with SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Exploration Stage

The Company has been in the exploration stage since January 2004. At that time, the Company effected a control change as well as began the process of acquiring new mining properties.  The Company is not continuing to develop any of its previously owned properties, nor is it re-acquiring any properties that it owned in the years prior to the control change.  The Company has realized limited revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of natural resource properties. Upon establishing the existence of proven reserves in one of its properties, the Company plans to actively prepare the site for extraction and enter a development stage.

Fair Value of Financial Instruments

The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash and related party payables and loans payable.  All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at September 30, 2005 and 2004.

Going Concern

As shown in the accompanying financial statements, the Company has limited revenues, has an accumulated deficit prior to the exploration stage of $2,015,258 and a deficit accumulated during the exploration stage of $1,048,239.  These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  Management plans to seek additional funding by means of a private placement of the Company’s stock to carry out exploration and development of its acquired mineral properties.

Basic and Diluted Net Loss Per Share

Net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.  Basic and diluted net loss per share were the same at September 30, 2005 and 2004, as the Company had outstanding at September 30, 2005 245,000 outstanding and exercisable options, 500,000 warrants and 500,000 shares under convertible debt (totaling 1,245,000 shares) and at September 30, 2004 had 892,500 outstanding warrants that would be anti-dilutive and are not included in the calculations.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

Mineral Exploration and Development Costs

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized if there is an appropriate supporting reserve study.  If no minable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures to develop new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on a units of production basis over proven and probable reserves.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (hereinafter “SFAS No. 109”). Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management does not believe the Company has met the “more likely than not” standard imposed by SFAS No. 109 to allow recognition of such an asset.  See Note 10.

Property and Equipment

Property and equipment are stated at cost.  Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which is approximately five years.  See Note 4.

Revenue Recognition Policy

The Company will recognize revenue from sales when there is persuasive evidence that an arrangement exists, services have been rendered, the seller’s price to the buyer is determinable, and collectibility is reasonably assured.

Accounting for Stock Options and Warrants Granted to Employees and Nonemployees

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, defines a fair value-based method of accounting for stock options and other equity instruments.  The Company has adopted this method, which measures compensation costs based on the estimated fair value of the award and recognizes that cost over the service period.  In 2004, the Company adopted the changes to SFAS No. 123 as prescribed by SFAS No. 123(R).  See Notes 2 and 8.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

NOTE 3 – MINERAL PROPERTY INTERESTS

On November 26, 2004, the Company signed a twenty-year lease with Sterling Mining Company (as lessee) on four groups of unpatented lode mining claims (88 individual claims) located in Lincoln and Sanders County, Montana. Upon execution of the lease, the Company was paid cash of $19,600 and Sterling Mining Corporation forgave loans totaling $65,000 and interest of $2,669.  In return, Sterling received the right to explore and mine the aforementioned claims through May 31, 2007.  In addition, Sterling can renew the lease on an annual basis after 2007 by making annual lease payments of $5,000 per claim group and paying one percent (1%) net smelter return royalty on any production from the claims that are subject to the agreement.  The Company is recognizing the $87,269 of lease income over the period of the initial lease which expires on June 1, 2007.  The Company has recognized at September 30, 2005, $30,966 in lease income and the remaining balance is included in the financial statements as “deferred lease income”.

On December 1, 2004, the Company signed an earn-in agreement with Hecla Mining Company for the acquisition of patented mineral rights held by Hecla and 38 unpatented lode mining claims staked by the Company near the Snowstorm Mine, in Shoshone County, Idaho. The agreement calls for the Company to make exploration expenditures of $250,000 prior to April 30, 2007.  After the Company has fulfilled its exploration requirement, it expects to submit a Phase 2 exploration program and budget to Hecla.  If Hecla elects to participate in further exploration, the companies will form a joint venture, and Hecla will pay 51% of the subsequent program expenditures, with the Company funding the remaining 49%. If Hecla elects to withdraw from the venture after the Company’s initial exploration expenditure is complete, Hecla will retain a four percent (4%) net smelter return royalty on any mineral production from the area of interest.

On April 15, 2005, the Company’s mineral lease agreement with Sedi-Met, Inc., for unpatented mining claims located near the Olympic Mine in Mineral County, Nevada, was amended to reflect additional claims that had been added, and a modification of the area of interest.  The amendment allowed the Sedi-Met property to be unitized with another group of claims (the Sun claims) located in the southern portion of the property. The Sun group is held by a different owner (Howard Adams and David Miller).  Unpatented claims now subject to the Sedi-Met agreement total 112. Other terms of the amended agreement call for an annual payment of $20,000 on March 10, 2005 (which has been made) and annual payments escalating to $40,000 by March 10, 2009. The agreement calls for a three percent (3%) net smelter return royalty.  One percent (1%) of the royalty can be purchased for $500,000 prior to October 9, 2007. A work commitment of $50,000, including five reverse circulation drill holes, must be performed prior to March 9, 2006 under the agreement.

On April 14, 2005, the Company amended the mineral lease agreement for the Sun, HD, ACE, and PAC unpatented mining claims, located in Nye and Mineral County, Nevada to segregate the Sun group of unpatented claims into a separate agreement, and to modify the area of interest of the Sun group to be compatible with the area of interest of the Sedi-Met, Inc. agreement described above.  The original payment under the agreement was made on April 28, 2004 and consisted of $10,000 plus 10,000 shares of the Company’s stock. Terms of the amended agreement for the Sun claims include annual payments of $10,000, the first of which was made on March 30, 2005.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

Work commitments are $50,000 annually, and payment in cash may be made in lieu of the work expenditures. A three percent (3%) net smelter return royalty will be paid on any production from the claims. The royalty can be reduced by one percent (1%) for work expenditures of $150,000 prior to October 1, 2006, and an additional one percent (1%) by a cash payment of $150,000.  The Sun claim group now totals 47 unpatented lode mining claims.

On April 14, 2005, the Company amended the mineral lease agreement for the HD, ACE and PAC unpatented lode mining claims. The original agreement, as described above, was executed on April 18, 2004. The amended agreement reflected the addition of claims to the ACE and PAC claim groups. There are 65 total claims now subject to the amended agreement.  The initial payment under the original agreement was $12,000, plus 10,000 shares of the Company’s common stock. The consideration paid under the amended agreement on April 14, 2005 was $10,000 plus 20,000 shares of the Company’s common stock.  (See Note 7.)  Other terms of the amended agreement include annual payments escalating to $25,000 by March 30, 2008. A three percent (3%) net smelter return royalty will be paid on any production from the claims. The royalty can be reduced by one percent (1%) by a cash payment of $150,000. Work commitments are $30,000 annually, and payment in lieu of work expenditures can be made. The claim groups covered by the amended agreement now total 65 unpatented lode mining claims.

On April 14, 2005, the Company entered into a mineral lease agreement for the Downeyville, Nevada property (the DOW unpatented lode mining claims). The mineral lease agreement covers 22 unpatented claims located in Nye County, Nevada. Terms of the agreement call for an initial payment of $12,000 plus 8,000 shares of the Company’s common stock (which payment has been made).  (See Note 7).  Annual payments are $10,000 beginning in 2006. A three percent (3%) net smelter return royalty will be paid on any production from the claims. The royalty can be reduced by one percent (1%) for work expenditures of $150,000 prior to October 1, 2008, and an additional one percent (1%) by a cash payment of $150,000. Work commitments are $20,000 the first year and $50,000 annually thereafter, and payment in lieu of work expenditures can be made.

On September 2, 2004, the Company signed a letter of intent (“LOI”) with Renegade Exploration, Inc. for 9 unpatented lode mining claims near the Sanger Mine, in Esmeralda County, Nevada.  The Company reimbursed Renegade for the recording and filing fees on these claims.  The LOI contemplated an initial payment for the claims, and preparation of a formal mineral lease agreement, once other adjacent property was acquired.  Thus far, the Company has been unsuccessful in acquiring the adjacent property, and the conditions of the LOI have not been fulfilled.  It is the intention of the Company and Renegade Exploration, Inc. to amend the LOI, such that the Company will continue to pay the claim maintenance fees on the 9 unpatented claims, until such time as the adjacent property is acquired, when the LOI will be converted to a formal mineral lease agreement.  Subsequent to the date of the financial statements, the Company amended this letter of intent, extending it for one year.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

On May 23, 2005, the Company signed a mineral lease agreement with Snowshoe Mining Company for a group of patented mining claims covering 76 acres, adjacent to the Company’s Snowstorm property. The agreement calls for an initial payment of $8,000, which has been made. Annual payments increase to $15,000 by May 1, 2009, and remain at that level thereafter. The Company will pay a three percent (3%) net smelter return royalty on any production from the Snowshoe property, and will perform a minimum of $10,000 worth of exploration work annually on or for the benefit of the Snowshoe property.

On August 21, 2005, an amended letter of intent was signed with Renegade Exploration, Inc. for 9 unpatented lode mining claims situated adjacent to the Sanger Mine, in Esmeralda County, Nevada.  The amended letter of intent (LOI) has a term of one year, or until it is replaced with a formal mineral lease agreement.  The  LOI calls for Timberline to make the annual claim maintenance payments on the 9 claims with the Bureau of Land Management.  An initial payment of $1,000 was made by Timberline to Renegade, on execution of the amended LOI.  Other terms specified in the LOI, to be included in the formal agreement, call for annual payments beginning at $5,000 annually and escalating after four years to $25,000 annually.  The LOI specifies that a one per cent (1%) net smelter return royalty will be paid on any production from the claims; this royalty can be purchased for a cash payment of five hundred thousand dollars ($500,000).  The LOI also calls for the issuance of 10,000 shares of Timberline common stock on execution of the formal agreement, and an additional 10,000 shares on the first anniversary of the formal agreement. No issuances of common stock have been made at September 30, 2005.

On September 1, 2005, the Company signed a mineral lease agreement with Western Goldfields, Inc., for the acquisition of an interest in 16 unpatented lode mining claims owned by Western Goldfields, lying adjacent to the Company’s Snowstorm property.  The agreement calls for an initial payment of $2,000, plus the issuance of 50,000 shares of Timberline common stock.  Additional issuances of stock will be made from 2006 to 2008 (75,000 shares in 2006, 100,000 shares in 2007, and 150,000 shares in 2008) if the agreement remains in effect.  A royalty of two percent (2%) of the net smelter returns will be paid to Western Goldfields from any production from the claims.

The agreement also calls for the Company to grant options to Western Goldfields to purchase up to 250,000 common shares of the Company’s stock, at a price of $0.65 per share, from April 1, 2006 to April 1, 2008.  In conjunction with the signing of the lease, the Company made the initial payment and issued 50,000 shares of common stock as per the agreement.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost.  Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The following is a summary of property, equipment, and accumulated depreciation:

	September 30, 2005	September 30, 2004
Equipment	$ 643	$ 643
Less accumulated depreciation	(186)	(57)
	$ 457	$ 586

Depreciation expense for the year ending September 30, 2005 was $129 and for the year ended September 30, 2004 was $57.  Maintenance and repairs are expensed as incurred.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has entered into seven related party contracts with consultants for professional services, to be paid at customary hourly or daily rates, plus expenses.  At September 30, 2005, $16,453 was accrued to be paid to some of these related parties and is included on the financial statements under “accounts payable – related parties”.

The Company received a loan of $125,000 from an officer of the Company (see Note 6) during 2005 and another loan for $100,000 after the fiscal year end (see Note 12).

During the year ended September 30, 2004, the Company received unsecured, short-term loans of $65,000 from Sterling Mining Company (“Sterling”), a related party shareholder.  Interest of 12% per annum is being accrued on $40,000 of the loans with the remaining $25,000 bearing no interest.  On November 26, 2004, the Company entered into an agreement with Sterling to lease 4 groups of unpatented mining claims for cash of $19,600 and in exchange for payment of the loan principal and accrued interest of $2,669.  See Note 3.

During the year ended September 30, 2004, officers and shareholders of the Company paid expenses on behalf of the Company totaling $8,677.  This amount is reflected on the balance sheet as related party payables.

On May 5, 2004, the Company’s compensation committee elected to pay the Company’s chief executive officer compensation of $40 per hour as a consulting fee with a limitation of 1,000 hours per year. The committee also voted to pay a consulting fee of $5,000 for services rendered.

During the year ended September 30, 2004, the Company issued common stock to related parties. See Note 8.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

NOTE 6 – CONVERTIBLE DEBT

On August 24, 2005, the Company entered into a loan agreement with Swallow Family, LLC, an entity owned by Mr. John Swallow, the Company’s chairman, for the LLC to loan the Company $125,000, repayable at 10% interest on an interest only basis.  Monthly payments are $1,042, beginning on September 1, 2005.  The term of the loan is from September 1, 2005 to September 1, 2008.  The loan is convertible to shares of the Company’s stock, at a price of $0.25 per share or the market price of the stock when the loan is repaid, whichever is less.  As of the note’s origination and as of September 30, 2005, the note principal could be converted into 500,000 shares of common stock.

The Company determined that the convertible debt includes an embedded derivative which will be treated as a stock purchase options and liability because of the underlying terms of the contract.

Following EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,” and SFAS No. 133, the Company has recognized an embedded derivative in the convertible debenture.  For accounting and fair value purposes, this derivative will be accounted for as a stock option, following SFAS No. 123(R) for valuation purposes.  The fair value of the derivative was estimated on the grant date using the Black-Scholes Option Price Calculation.  The following assumptions were made in estimating fair value: risk-free interest rate of 5%; volatility of 18.3%; expected life of 3 years.  The initial fair value of the derivative was $102,690, which is being recognized in the liabilities of the balance sheet as a derivative from convertible debt.  The convertible debt is discounted for the derivative and the discount is being amortized over the life of the loan using the effective interest method.  Amortization expense for the year ended September 30, 2005 was $694.

Under the guidance of SFAS No. 133 and EITF 00-19, the derivative is restated to its fair value on each reporting date.  To do so, the Company again values the convertible options using the Black-Scholes Option Price Calculation.  Any changes to the fair value of the derivative are recognized on the income statement and recorded as other income or expense.  At September 30, 2005, the Company recognized an increase in the fair value of the derivative of $9,395.

NOTE 7 – PREFERRED STOCK

In January 2004, the Company authorized 10,000,000 shares of preferred stock, with a par value of $0.01 per share.  As of September 30, 2005 and 2004, there were no preferred shares issued or outstanding.

NOTE 8 – COMMON STOCK AND WARRANTS

Common Stock Issuances in 2005

On June 7, 2005, the Company sold 500,000 shares of common stock with a warrant attached entitling the holder to purchase an additional 500,000 shares at a price of $0.40 per share.  The securities were sold to a single investor in a non-brokered private placement. The Company realized net proceeds of $100,000 from this transaction. The warrants are effective through June 7, 2007.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

Also during the year ended September 30, 2005, the Company issued 28,000 shares of common stock for the acquisition of several mining properties at a price of $0.55 per share (for a total of $15,400) and issued 50,000 shares of common stock for a mineral lease agreement at a price of $0.40 per share, or $20,000.  See Note 3.

Reverse Stock Split

In January 2004, the Company’s board of directors and executive officers resigned their positions and new directors and officers were subsequently elected.  This resulted in a control change within the Company.  The new board voted to effect a one for four reverse stock split and to subsequently increase the Company’s authorized common stock to a maximum of 100,000,000 shares with a par value of $0.001. After the reverse split, the Company had 4,253,000 shares of common stock outstanding. The accompanying financial statements have had all references to outstanding shares restated for this reverse stock split.

During the year ended September 30, 2004, the Company issued 600,000 shares of common stock to eight officers, directors, and consultants for the various services provided to the Company after the control change.  These shares were valued at $0.24 per share, which was determined to be the fair market value of the shares after the split. The Company also issued 20,000 shares of common stock for mineral lease agreements valued at $16,500. See Note 3.

Private Placement

On March 24, 2004, the Company commenced a private placement offering of 1,500,000 “units” at the price of $0.40 per unit.  Each unit offered consisted of one share of Company common stock and one one-year warrant entitling the warrant holder to purchase another share of Company common stock at $0.80 per share. During the year ended September 30, 2004, the Company sold 892,500 “units” for $357,000.  In January 2005, the Company reduced the price of the warrant to $0.40 for a period of 30 days.  The Company recalculated the warrant value based on the terms of the temporary change (including a risk-free interest rate of 5%; volatility of 18.3%; expected life of 30 days).  This recalculation valued the warrants less than originally recorded so no change to the value of the warrants was recorded.  A total of 555,000 shares were sold during the warrant re-pricing, for gross proceeds of $222,000 less commissions of $21,700.  The remaining warrants expired on May 31, 2005.

Through a separate private placement, the Company sold 350,000 shares of common stock for $0.25 per share, or $87,500.

The table below summarizes warrant activity:

Outstanding October 1, 2003	-
Exercised	-
Forfeited	-
Granted	892,500
Outstanding September 30, 2004	892,500
Exercised	(555,555)
Forfeited	(336,945)
Granted	500,000
Outstanding September 30, 2005	500,000

NOTE 9 – STOCK OPTIONS

In February 2004, the Company’s board adopted the 2004 Non-Qualified Stock Grant and Option Plan in order to provide incentives to directors, employees and others rendering services to the Company.  No options have been granted under this plan.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

On February 6, 2005, the Company’s board of directors approved the 2005 Stock Incentive Plan. The Plan authorizes the granting of up to 750,000 non-qualified stock options to officers, directors and consultants. As of September 30, 2005, 412,500 options have been granted to ten individuals at $0.56 per share, with options vesting incrementally through December 31, 2005, and expiring in 5 years.  During the nine months ended September 30, 2005, 245,000 options have vested.

The fair value of each option granted is estimated on the grant date using the Black-Scholes Option Price Calculation.  The following assumptions were made in estimating fair value: risk-free interest rate of 5%; volatility of 18.3%; expected life of 5 years.

There is no express termination date for the options, although the Board may vote to terminate the Plan.  The exercise price of the options will be determined at the date of grant.  The following is a summary of the Company's options issued under the non-qualified 2005 Stock Incentive Plan:

	Shares	Weighted Average Exercise Price

Outstanding at October 1, 2004	-	$-
Granted	412,000	0.56
Expired	-	-
Outstanding at September 30, 2005	412,000	$0.56

Exercisable at September 30, 2005	245,000	$0.56

Weighted average fair value of options granted during the period ended September 30, 2005		$0.14

Total compensation costs related to non-vested stock options as of September 30, 2005		$23,500
Weighted average period of nonvested stock options as of September 30, 2005		4 months

The above table does not include common stock shares which would be provided by conversion of convertible notes which are being accounts for as a liability derivative. See Note 6.

NOTE 10 – INCOME TAXES

At September 30, 2005 and 2004, the Company had a net deferred tax asset calculated at an expected rate of 34% of approximately $1,037,000and $860,000, respectively, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at September 30, 2005 and September 30, 2004.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

	September 30, 2005	September 30, 2004
Net operating loss carryforwards	$3,050,000	$2,532,000
Deferred tax asset	$1,037,000	$860,000
Deferred tax asset valuation allowance	$(1,037,000)	$(860,000)

At September 30, 2005, the Company has a net operating loss carryforward of approximately $3,050,000, which will expire in the years September 30, 2006 through September 30, 2025.  Not included in the calculation of deferred tax assets is approximately $35,000 in stock options granted to officers that are not deductible for tax purposes.  The table below shows the operating net loss carryforward by year of expiration.

Tax Year Ended	Net Operating Loss Carryforward Available Subject to Limitations (see below)

9/30/2005	$ 3,051,642 $ 3,086,642.00
9/30/2006	$ 3,051,642 $ 3,086,642.00
9/30/2007	$ 3,051,642 $ 3,086,642.00
9/30/2008	$ 3,032,981 $ 3,067,981.00
9/30/2009	$ 2,998,637 $ 3,033,637.00
9/30/2010	$ 2,996,966 $ 3,031,966.00
9/30/2011	$ 2,995,969 $ 3,030,969.00
9/30/2012	$ 2,989,702 $ 3,024,702.00
9/30/2013	$ 2,984,079 $ 3,019,079.00
9/30/2014	$ 2,979,607 $ 3,014,607.00
9/30/2015	$ 2,974,640 $ 3,009,640.00
9/30/2016	$ 2,968,580 $ 3,003,580.00
9/30/2017	$ 2,925,543 $ 2,960,543.00
9/30/2018	$ 2,915,296 $ 2,950,296.00
9/30/2019	$ 2,910,680 $ 2,945,680.00
9/30/2020	$ 2,907,748 $ 2,942,748.00
9/30/2021	$ 2,907,748 $ 2,942,748.00
9/30/2022	$ 2,903,776 $ 2,938,776.00
9/30/2023	$ 1,014,744 $ 1,049,744.00
9/30/2024	$ 1,013,239 $ 1,048,239.00
9/30/2025	$ 495,973 $ 530,973.00

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

The Tax Reform Act of 1986 substantially changed the rules relative to the use of net operating loss and general business credit carryforwards in the event of an “ownership change” of a corporation.  Due to the change in ownership during January 2004, the Company is restricted in the future use of net operating loss and tax credit carryforwards generated before the ownership change. As of September 30, 2005, this limitation is applicable to accumulated net operating losses of approximately $2,000,000, which were incurred prior to the change of ownership and would substantially limit the use of the Company’s respective, existing losses.  The change in the allowance account from September 30, 2004 to September 30, 2005 was $177,000.

The above estimates are based upon management’s decisions concerning certain elections which could change the relationship between net income and taxable income. Management decisions are made annually and could cause the estimates to vary significantly.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company has in past years been engaged in mining in northern Idaho, which is currently the site of a federal Superfund cleanup project. Although the Company is no longer involved in mining in this or other areas at present, the possibility exists that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise. At the date of these financial statements, the Company is not aware of any environmental issues or litigation relating to any of its current or former properties.

NOTE 12 – SUBSEQUENT EVENTS

Related Party Loans

On December 1, 2005, the Company entered into a loan agreement with Swallow Family, LLC, an entity owned by Mr. John Swallow, the Company’s chairman, for the LLC to loan the Company $100,000, repayable at 10% interest on an interest only basis.  Monthly payments are $833, beginning on September 1, 2005.  The term of the loan is from December 1, 2005 to December 1, 2010. The conversions feature is expected to give rise to an embedded derivative which will be similarly to the current derivatives account for as liabilities.  (See Note 6).  The loan is expected to be used to finance an exploration drilling program at the Snowstorm Project.

Letter of Intent

On December 19, 2005, the Company signed a letter of intent (“LOI”) to acquire Kettle Drilling, Inc. (“Kettle”), a privately held corporation.  Under the terms of the LOI, the Company issued to Kettle 100,000 non-refundable shares of its common in exchange for a 75-day option within which to acquire an initial 60% stake in Kettle for $2.8 million.  On closing, the Company will then receive and additional option to acquire the remaining 40% of Kettle for $2 million over 2 years.  Key management personnel at Kettle have agreed to stay on with the Company for a minimum of three years after the initial transaction closes.

Private Placement Agreement

Subsequent to the date of the financial statements, the Company initiated a private placement of the Company’s common stock.  Under the private placement agreement, the Company can sell up to 8,000,000 shares of stock for a total of $4,400,000.  The stock is being sold in units, with each “unit” offered containing one share of common stock and one warrant to purchase ½ of a share of the Company’s common stock (two warrants would be needed to purchase one share of common stock).  The units are to be sold for $0.55 per unit.  As of February 20, 2006, the Company has received approximately $1,300,000 under the private placement, and will issue the shares of stock at the closing of the private placement.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

NOTE 13 – CORRECTION OF AN ERROR

The accompanying financial statements for September 30, 2005 have been restated to correct an error in the balance of deferred lease income and lease income.  The Company discovered that there was an error in the accounting for the lease income on its lease with Sterling Mining Company.  The Company is also restating for the change in the valuation of the convertible debenture.  The Company initially discounted the carrying value of the debenture by the amount of the beneficial conversion rights, but instead is discounting the full carrying value of the debenture by the fair value of the derivative as well as recognizing separately the fair value of the embedded derivative as prescribed under SFAS No. 133.  The effects of the restatement were to increase liabilities (specifically deferred lease income, convertible debt and derivative from convertible debt) by $168,387, increase discount on convertible debt by $19,357, decrease equity (specifically beneficial conversion rights) by $85,000, increase change in fair value of derivatives by $9,395, decrease amortization by $1,666, decrease lease income by $56,302 and increase net loss by $64,029 ($nil per share).  See Notes 2, 3 and 6.

The following is the summary of the effects of the above corrections:

	As Originally Filed	As Corrected	Change

Financial Position
Convertible notes payable	$125,000	$125,000	$-
Discount on convertible note payable	$82,639	$101,996	$19,357
Derivative from convertible debt	$-	$112,085	$112,085
Deferred lease income	$-	$56,302	$56,302
Beneficial conversion rights	$85,000	$-	$(85,000)
Net loss	$466,944	$530,973	$64,029
Accumulated deficit	$984,210	$1,048,239	$64,029

Results of Operations
Lease income	$87,268	$30,966	$(56,302)
Amortization of discount on note payable	$(2,360)	$(694)	$(1,666)
Change in fair value of derivative	$-	$(9,395)	$(9,395)

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED

December 31, 2005

(Unaudited)

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
BALANCE SHEETS
	December 31.	September 30,
	2005	2005
	(Unaudited)
	(Restated)	(Restated)
ASSETS
CURRENT ASSETS
Cash	$6,864	$174,270

PROPERTY AND EQUIPMENT
Equipment, net of depreciation	425	457
TOTAL PROPERTY AND EQUIPMENT	425	457

OTHER ASSETS
Deferred acquisition costs	53,000	-
TOTAL OTHER ASSETS	53,000	-
TOTAL ASSETS	$60,289	$174,727

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$8,154	$38,897
Related party payables	1,225	16,454
Deferred lease income	47,857	56,302
TOTAL CURRENT LIABILITIES	57,236	111,653

LONG-TERM LIABILITIES
Convertible notes payable - related party, net	25,249	23,004
Derivative from convertible debt	248,970	112,085
TOTAL LONG-TERM LIABILITIES	274,219	135,089

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.01 par value; 10,000,000 shares
authorized, none issued and outstanding	-	-
Common stock, $0.001 par value; 100,000,000 shares
authorized, 7,366,125 and 7,266,125 shares issued
and outstanding	7,366	7,266
Additional paid-in capital	3,211,671	3,069,217
Accumulated deficit prior to exploration stage	(2,015,258)	(2,015,258)
Accumulated deficit during exploration stage	(1,313,945)	(1,048,239)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(281,165)	(72,014)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$60,289	$174,727

See accompanying condensed notes to interim financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
			Period from
			January 15, 2004
			(Inception of
	Three Months Ended		Exploration Stage)
	December 31,	December 31,	to
	2005	2004	December 31, 2005
	(Unaudited)		(Unaudited)
	(Restated)	(Unaudited)	(Restated)
REVENUES	$-	$-	$-

GENERAL AND ADMINISTRATIVE EXPENSES
Mineral exploration expenses	203,458	45,033	957,099
Other general and administrative expenses	28,439	18,387	340,204
TOTAL EXPENSES	231,897	63,420	1,297,303

LOSS FROM OPERATIONS	(231,897)	(63,420)	(1,297,303)

OTHER INCOME (EXPENSE)
Lease income	8,446	5,630	39,412
Change in fair value of derivatives	(23,765)	-	(33,160)
Amortization of discount on note payable	(15,365)	-	(16,059)
Interest expense	(3,125)	-	(6,835)
TOTAL OTHER INCOME (EXPENSE)	(33,809)	5,630	(16,642)

LOSS BEFORE TAXES	(265,706)	(57,790)	(1,313,945)
INCOME TAX EXPENSE	-	-	-
NET LOSS	$(265,706)	$(57,790)	$(1,313,945)

NET LOSS PER COMMON SHARE,
BASIC AND DILUTED	$(0.04)	$(0.01)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING,
BASIC AND DILUTED	7,279,312	5,783,125

See accompanying condensed notes to interim financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
			Period from
			January 15, 2004
			(Inception of
	Three Months Ended		Exploration Stage)
	December 31,	December 31,	to
	2005	2004	December 31, 2005
	(Unaudited)		(Unaudited)
	(Restated)	(Unaudited)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(265,706)	$(57,790)	$(1,313,945)
Adjustments to reconcile net loss to net cash			-
provided (used) by operating activities:			-
Depreciation and amortization	32	32	218
Amortization of discount on notes payable	15,365	-	16,059
Change in fair value of derivatives	23,765	-	33,160

Common stock issued for services	-	-	144,000
Common stock issued for mineral agreement and leases	-	-	51,900
Stock options granted for consulting	13,554	-	48,404
Non-cash lease income	-	(65,000)	(65,000)
Changes in assets and liabilities:
Accounts payable	(30,743)	(35,232)	8,154
Related party payable	(15,229)	(8,677)	1,225
Accrued interest, notes payable	-	(1,922)	-
Deferred lease income	(8,445)	81,639	47,857
Net cash used by operating activities	(267,406)	(86,950)	(1,027,968)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of equipment	-	-	(643)
Net cash used by investing activities	-	-	(643)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from related party notes payable	100,000	-	290,000
Proceeds from private placement	-	-	744,800
Net cash provided by financing activities	100,000	-	1,034,800

Net increase in cash and cash equivalents	(167,406)	(86,950)	6,189

Cash at beginning of period	174,270	111,155	675
Cash at end of period	$6,864	$24,205	$6,864

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income taxes paid	$-	$-	$-
Interest paid	$1,042	$-	2,830

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Common stock issued for services	$-	$-	$144,000
Common stock issued for mineral agreement	$-	$-	$51,900
Note payable paid by lease transfer	$-	$-	$65,000
Stock options issued for consulting	$13,554	$-	$48,404
Common stock issued for due diligence	$53,000	$-	$53,000

See accompanying condensed notes to interim financial statements.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

CONDENSED NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 1 – BASIS OF PRESENTATION

The foregoing unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B as promulgated by the Securities and Exchange Commission (“SEC”). Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles in the United States of America for complete financial statements. These unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended September 30, 2005. In the opinion of management, the unaudited interim financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented. Operating results for the three month period ended December 31, 2005 are not necessarily indicative of the results that may be expected for the year ending September 30, 2006.

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions that affect the reported amounts of asset and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company’s financial position and results of operations.

NOTE 2 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Timberline Resources Corporation (hereinafter “Timberline” or “the Company”) was incorporated in August of 1968 under the laws of the State of Idaho as Silver Crystal Mines, Inc., for the purpose of exploring for precious metal deposits and advancing them to production. Silver Crystal Mines operated and produced ore from the Silver Crystal (Ione) and Bear Top Mines in the Summit Mining District east of Murray, Idaho during the late 1960’s and into the 1980’s.  During the 1990’s, the Company entered a period of dormancy, which lasted until the change of control in January 2004.  Effective February 2004, the Company’s name was changed to Timberline Resources Corporation. The Company’s fiscal year-end is September 30.

On January 15, 2004, at the same time as the change in control, the Company entered a new exploration stage coinciding with the acquisition of new mining properties.  Upon entering the new exploration stage, the Company did not continue owning or developing any properties it owned previously, nor has the Company re-acquired any previously owned properties.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

CONDENSED NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Going Concern

As shown in the accompanying financial statements, the Company has limited revenues, has an accumulated deficit prior to the exploration stage of $2,015,258 and a deficit accumulated during the exploration stage of $1,313,945.  These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  Management plans to seek additional funding by means of a private placement of the Company’s stock to carry out exploration and development of its acquired mineral properties.

Basic and Diluted Net Loss Per Share

Net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.  Basic and diluted net loss per share were the same at December 31, 2005 and 2004, as the Company had outstanding at December 31, 2005, 245,000 outstanding and exercisable options, 500,000 warrants, and 900,000 shares under convertible debt (totaling 1,645,000 shares) and at December 31, 2004 had 892,500 outstanding warrants that would be anti-dilutive and are not included in the calculations.

Provision for Taxes

At December 31, 2005 and September 30, 2005, the Company had a net deferred tax asset calculated at an expected rate of 34% of approximately $1,115,000 and $1,037,000 respectively, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at December 31, 2005.

	December 31, 2005	September 30, 2005
Net operating loss carryforwards	$3,280,000	$3,050,000

Deferred tax asset	$1,115,000	$1,037,000
Deferred tax asset valuation allowance	$(1,115,000)	$(1,037,000)

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

CONDENSED NOTES TO FINANCIAL STATEMENTS

December 31, 2005

At December 31, 2005, the Company has a net operating loss carryforward of approximately $3,280,000, which will expire in the years September 30, 2006 through September 30, 2025.  Not included in the calculation of deferred tax assets is approximately $48,000 in stock options granted to officers that are not deductible for tax purposes.

The Tax Reform Act of 1986 substantially changed the rules relative to the use of net operating loss and general business credit carryforwards in the event of an “ownership change” of a corporation.  Due to the change in ownership during January 2004, the Company is restricted in the future use of net operating loss and tax credit carryforwards generated before the ownership change. As of December 31, 2005, this limitation is applicable to accumulated net operating losses of approximately $2,000,000, which were incurred prior to the change of ownership and would substantially limit the use of the Company’s respective, existing losses.  The change in the allowance account from September 30, 2005 to December 31, 2005 was$78,000.

The above estimates are based upon management’s decisions concerning certain elections which could change the relationship between net income and taxable income. Management decisions are made annually and could cause the estimates to vary significantly.

Recent Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.”  This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer’s financial assets that meets the requirements for sale accounting; a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities ; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.  The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities.  The statement further permits, at its initial adoption,  a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

CONDENSED NOTES TO FINANCIAL STATEMENTS

December 31, 2005

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Standards No. 133 and 140” (hereinafter “SFAS No. 155”). This statement established the accounting for certain derivatives embedded in other instruments.  It simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133 as well as eliminating a restriction on the passive derivative instruments that a qualifying special-purpose entity (“SPE”) may hold under SFAS No. 140.  This statement allows a public entity to irrevocably elect to initially and subsequently measure a hybrid instrument that would be required to be separated into a host contract and derivative in its entirety at fair value (with changes in fair value recognized in earnings) so long as that instrument is not designated as a hedging instrument pursuant to the statement.  SFAS No. 140 previously prohibited a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year. Management is currently analyzing the effect of this statement on the Company’s financial condition and results of operations.

Reclassification

Certain amounts from prior periods have been reclassified to conform to the current period presentation. This reclassification has resulted in no changes to the Company’s accumulated deficit or net losses presented.

NOTE 4 – MINERAL PROPERTY INTERESTS

On November 26, 2004, the Company signed a mineral property lease with Sterling Mining Company (as lessee) on four groups of unpatented lode mining claims (88 individual claims) located in Lincoln and Sanders County, Montana.  Upon execution of the lease, the Company was paid cash of $19,600 and Sterling Mining Corporation forgave loans totaling $65,000 and related interest of $2,669.  In return, Sterling received the right to explore and mine the aforementioned claims through May 31, 2007.  In addition, Sterling can renew the lease on an annual basis after 2007 by making annual lease payments of $5,000 per claim group and paying a one percent (1%) net smelter return royalty on any production from the claims that are subject to the agreement.  The Company is recognizing the $87,269 of lease income over the period of the initial lease which expires on June 1, 2007.  The Company has recognized for the three months ended December 31, 2005, $8,445 in lease income and the remaining balance is included in the financial statements as “deferred lease income”.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

CONDENSED NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost.  Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The following is a summary of property, equipment, and accumulated depreciation:

	December 31, 2005	December 31, 2004
Equipment	$ 643	$ 643
Less accumulated depreciation	(217)	(88)
	$ 425	$ 555

Depreciation expense for the three months ending December 31, 2005 and 2004 was $32 each period.  Maintenance and repairs are expensed as incurred.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has entered into seven related party contracts with consultants for professional services, to be paid at customary hourly or daily rates, plus expenses.  At December 31, 2005, $1,225 was accrued to be paid to some of these related parties and is included on the financial statements under “accounts payable – related parties”. During the year ended September 30, 2005, officers and shareholders of the Company paid expenses on behalf of the Company totaling $16,453.  This amount is reflected on the balance sheet as related party payables.

The Company received two loans totaling $225,000 from an officer of the company on August 24, 2005 and on  December 1, 2005.  See Note 7 for further disclosure of both loans.

NOTE 7 – CONVERTIBLE DEBT

On August 24, 2005, the Company entered into a loan agreement with Swallow Family, LLC, an entity owned by Mr. John Swallow, the Company’s chairman, for the LLC to loan the Company $125,000, repayable at 10% interest on an interest only basis.  Monthly payments are $1,042, beginning on September 1, 2005.  The term of the loan is from September 1, 2005 to September 1, 2008.  The loan is convertible to shares of the Company’s stock, at a price of $0.25 per share or the market price of the stock when the loan is repaid, whichever is less.  The loan has been used to finance an exploration drilling program at the Snowstorm Project. As of the note’s origination and as of December 31, 2005, the note principal could be converted into 500,000 shares of common stock.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

CONDENSED NOTES TO FINANCIAL STATEMENTS

December 31, 2005

On December 1, 2005, the Company entered into a loan agreement with Swallow Family, LLC, for the LLC to loan the Company $100,000, repayable at 10% interest on an interest only basis.  Monthly payments are $833, beginning on January 1, 2006.  The term of the loan is from December 1, 2006 to December 1, 2008.  The loan is convertible to shares of the Company’s stock, at a price of $0.25 per share or the market price of the stock when the loan is repaid, whichever is less.  The loan has been used to finance an exploration drilling program at the Snowstorm Project. As of the note’s origination and as of December 31, 2005, the note principal could be converted into 400,000 shares of common stock.  See Note 10.

The Company determined that the aforementioned convertible debt includes an embedded derivative which will be treated as a stock purchase options and liability because of the underlying terms of the contract.

Following EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,” and SFAS No. 133, the Company has recognized an embedded derivative in the convertible debentures.  For accounting and fair value purposes, the derivatives will be accounted for as stock options, following SFAS No. 123(R) for valuation purposes.  The fair value of each derivative was estimated on the grant date using the Black-Scholes Option Price Calculation.  The following assumptions were made in estimating fair value: risk-free interest rate of 5%; volatility of 18.3% and 75.72%; expected life of 3 years.  The initial fair value of the derivative embedded in the $125,000 debt was $102,690 and the initial fair value of the $100,000 debt was $113,120, which are being recognized in the liabilities section of the balance sheet as derivatives from convertible debt.  The excess of the fair value of the derivative related to the $100,000 loan (a total of $13,120) was immediately expensed in the current period.  The convertible debt is discounted for the derivative and the discount is being amortized over the life of the loan using the effective interest method (for the September loan) and a modified effective interest method (for the December loan).  This modified method is materially the same as the effective interest method.  Amortization expense for the three months ended December 31, 2005 was $15,365.

Under the guidance of SFAS No. 133 and EITF 00-19, all derivatives are restated to their fair value on each reporting date.  To do so, the Company again values the convertible options using the Black-Scholes Option Price Calculation.  Any change to the fair value of the derivatives is recognized on the income statement and recorded as other income or expense.  At December 31, 2005, the Company recognized an increase in the fair value of the derivatives of $23,765.

NOTE 8 – ACQUISITION OF KETTLE DRILLING

On December 19, 2005, the Company signed a letter of intent (“LOI”) to acquire Kettle Drilling, Inc. (“Kettle”), a privately held corporation.  Under the terms of the LOI, the Company issued to Kettle 100,000 non-refundable shares of its common in exchange for a 75-day option within which to acquire an initial 60% stake in Kettle for $2.8 million.  On closing, the Company will then receive and additional option to acquire the remaining 40% of Kettle for $2 million over 2 years.  Key management personnel at Kettle have agreed to stay on with the Company for a minimum of three years after the initial transaction closes.

The value of the shares on the date issuance was $0.53 or $53,000 in total.  This was recorded as a deferred acquisition cost on the financial statements.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

CONDENSED NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to the date of the financial statements, the Company initiated a private placement of the Company’s common stock.  Under the private placement agreement, the Company can sell up to 8,000,000 shares of stock for a total of $4,400,000.  The stock is being sold in units, with each “unit” offered containing one share of common stock and one warrant to purchase ½ of a share of the Company’s common stock (two warrants would be needed to purchase one share of common stock).  The units are to be sold for $0.55 per unit.  As of February 20, 2006, the Company has received approximately $1,300,000 under the private placement, and will issue the shares of stock at the closing of the private placement.

NOTE 10 – CORRECTION OF AN ERROR

The accompanying financial statements for December 31, 2005 have been restated to correct an error in the balance of deferred debt issuance cost and derivatives from convertible debt.  The Company initially discounted the carrying value of the debentures by the amount of the beneficial conversion rights, but instead is discounting the carrying value of the debenture by the fair value of the derivative as well recognizing separately the fair value of the embedded derivative as prescribed under SFAS No. 133.  The effects of the restatement were to increase liabilities (convertible debt and derivative from convertible debt) by $209,911, increase the discount on convertible debt by 50,307, decrease equity (specifically beneficial conversion rights) by $161,000, increase change in fair value of derivatives by $23,765, increase amortization of discount on note payable by $6,170, increase accumulated deficit by $7,727 (due to the prior year restatement) and increase net loss by $29,936 ($0.01 per share).  See Notes 3 and 7.

The following is the summary of the effects of the above corrections:

	As Originally Filed	As Corrected	Change
Financial Position
Convertible notes payable	$225,000	$225,000	$-
Discount on convertible note payable	$149,444	$(199,751)	$50,307
Derivative from convertible debt	$-	$248,970	$248,970
Beneficial conversion rights	$161,000	$-	$(161,000)
Net loss	$235,770	$265,706	$29,936
Accumulated deficit	$1,276,282	$1,313,945	$37,663

Results of Operations
Amortization of discount on note payable	$(9,195)	$(15365)	$(6,170)
Change in fair value of derivative	$-	$23,765	$23,765
Loss per share	$(0.03)	$(0.04)	$(0.01)

PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit No.

Description of Document

3.1

Certificate of Incorporation of the Registrant (1)

3.2

Articles of Amendment to the Certificate of  Incorporation of the Registrant (1)

3.3

Amended and Restated By-Laws of the Registrant (1)

4.1

Specimen of the Common Stock Certificate (1)

10.1

Miller-Adams Agreement/Mineral Lease for ‘Sun’ Property, Nevada (1)

10.2

Miller-Adams Agreement//Mineral Lease for HD, ACE, PAC claims, Nevada (1)

10.3

Miller-Adams Agreement//Mineral Lease for DOW claims, Nevada (1)

10.4

Sedi-Met, Inc. Agreement//Mineral Lease for Olympic Mine, Nevada (1)

10.5

Assignment of State Lease//State Lease for Spencer property, Idaho (1)

10.6

Sterling Mining Co. Lease//Mineral Lease with Sterling Mining, for four claim groups in western Montana (1)

10.7

Hecla Agreement//Joint Venture Agreement for Snowstorm, Idaho (1)

10.8

Snowshoe Mining Co. Lease//Mineral Lease Property at Snowstorm, Idaho (1)

10.9

Western Goldfields, Inc. Lease//Mineral Lease with Western Goldfields, Inc./Claim at the Snowstorm Project, Idaho (1)

10.10

Renegade Exploration Letter of Intent/Proposal for agreement at Sanger, Nevada

10.11

S. Goss Agreement/Consulting Agreement (1)

10.12

P. Dircksen Agreement/Current Consulting Agreement (1)

10.13

2005 Equity Incentive Plan approved at the September 23, 2005 Annual Meeting of Shareholders (1)

10.14

Promissory Note with Swallow Family LLC, dated September 1, 2005 (2)

10.15

Promissory Note with Swallow Family LLC, dated December 1, 2005 (2)

10.16

Letter of Intent and Option to Purchase, Kettle Drilling, Inc. (2)

14

Code of Ethics (2)

23.1

Consent of Williams & Webster, P.S. (Certified Public Accountants & Business Consultants)

(1)  Incorporated by reference to the Company’s Form 10SB as filed with the Securities Exchange Commission on September 29, 2005.

(2)  Incorporated by reference to the Company’s form 10SB/A (1) as filed with the Securities Exchange Commission on January 9, 2006.

ITEM 2.  DESCRIPTION OF EXHIBITS

Included in Item 1, immediately above.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934 the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

/s/  John Swallow

__________________________________________

John Swallow

(Chief Executive Officer, Principal Operating Officer and Chairman of the board of Directors)

Date:  May 11, 2006